UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

AMENDMENT NO. 2
Under the Securities Exchange Act of 1934

Allegiant Travel Company
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

01748X102
(CUSIP Number)

ComVest Allegiant Holdings, LLC
One North Clematis Street, Suite 300
West Palm Beach, Florida 33401
(561) 868-6074

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:

Alan I. Annex, Esq.
Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166

October 19, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ComVest Allegiant Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ComVest Investment Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,508,270
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,508,270
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,508,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ComVest II Partners, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,226
	8	SHARED VOTING POWER 1,508,270
	9	SOLE DISPOSITIVE POWER 3,226
	10	SHARED DISPOSITIVE POWER 1,508,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,511,496
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ComVest Group Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,511,496
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,511,496
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,511,496
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Michael S. Falk
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,899
	8	SHARED VOTING POWER 1,513,496
	9	SOLE DISPOSITIVE POWER 68,899
	10	SHARED DISPOSITIVE POWER 1,513,496
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,582,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Robert L. Priddy
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 104,203
	8	SHARED VOTING POWER 1,511,496
	9	SOLE DISPOSITIVE POWER 104,203
	10	SHARED DISPOSITIVE POWER 1,511,496
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,615,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON* OO

Item 1. Security and Issuer

This Amendment No. 2 (the “Schedule 13D/A”) amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission on December 18, 2006 and amended by Amendment No. 1 thereto on June 13, 2007 (the original Schedule 13D as amended by Amendment No. 1, collectively, the “Schedule 13D”), on behalf of ComVest Allegiant Holdings, LLC, (“ComVest Allegiant”), ComVest Investment Partners II, LLC (“ComVest Investment”), ComVest II Partners, LLC (“ComVest II Partners”), ComVest Group Holdings, LLC (“CGH”), Michael S. Falk (“Falk”), and Robert L. Priddy (“Priddy”).

This Schedule 13D/A is being filed on behalf of ComVest Allegiant, ComVest II Partners, CGH, Falk, Priddy and ComVest Investment. This Schedule 13D/A relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Allegiant Travel Company, a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3301 North Buffalo Drive, Suite B-9, Las Vegas, Nevada 89129. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

All capitalized terms not otherwise defined in this Schedule 13D/A shall have the meanings attributed to such terms in the Schedule 13D.

Item 2. Identity and Background

The last paragraph of Item 2 is hereby amended and restated in its entirety as follows:

Falk and Priddy were members of the board of directors of the predecessor to the Issuer, Allegiant LLC, since May 2005, and became members of the board of directors of the Issuer on December 13, 2006. On November 4, 2007, Falk resigned from the board of directors of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration

The last four paragraphs of Item 3 are hereby amended and restated in their entirety as follows:

On October 19, 2007, ComVest II Partners distributed 132,820 of the shares of Common Stock that it had received as a result of the Plan (the “Distribution”).

ComVest II Partners, as the managing member of ComVest Investment, may be deemed to have indirect beneficial ownership of 1,508,270 shares beneficially owned by ComVest Investment and direct beneficial ownership of 3,226 shares. CGH, as the managing member of ComVest II Partners, may be deemed to have indirect beneficial ownership of 1,511,496 shares.

Falk and Priddy, by virtue of the fact that they are members of the Investment Committee for ComVest II Partners and, as such, control the purchase and sale of investments by ComVest Investment, may be deemed to have indirect beneficial ownership of the shares owned by ComVest Investment and ComVest II Partners. However, Falk and Priddy disclaim any beneficial ownership of such shares. In addition, Falk received 54,837 shares as a result of the Distribution and has direct beneficial ownership of 68,899 shares of Common Stock. On February 4, 2008, 3,182 shares of Common Stock held by trusts for the benefit of Falk’s minor children were sold for approximately $97,851in the open market, resulting in such trusts owning 2,000 shares of Common Stock. Falk may be deemed to have indirect beneficial ownership of the 2,000 shares held by the trusts, however, Falk disclaims any beneficial ownership of such shares.

Priddy received a distribution of 22,648 shares as a result of the Distribution and RMC Capital, LLC received 3,320 shares as a result of the Distribution. As of the date of this Schedule 13D/A, Priddy has direct beneficial ownership of an 87,844 shares of Common Stock which he holds individually, and indirect ownership of an additional 16,359 shares of Common Stock are held by RMC Capital, LLC, an entity which Priddy controls.

No Reporting Person has contributed any additional funds or other consideration towards the acquisition of the Common Stock, except insofar as they may own membership or other interests in, certain of the Reporting Persons and have made capital contributions to such Reporting Persons, as the case may be.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As set forth in the Issuer’s report on Form 10-Q for the quarter ended September 30, 2007 (filed on November 13, 2007), there were 20,761,206 shares of Common Stock outstanding on November 13, 2007.

ComVest Investment directly beneficially owns 1,580,270 shares of Common Stock of the Issuer, representing approximately 7.3% of the outstanding shares of Common Stock.

ComVest II Partners directly beneficially owns 3,226 shares of Common Stock and, as the managing member of ComVest Investment, may also be deemed an indirect beneficial owner of the 1,580,270 shares of Common Stock held by ComVest Investment, representing in the aggregate approximately 7.3% of the outstanding shares of Common Stock.

CGH, as the managing member of ComVest II Partners, may be deemed to have indirect beneficial ownership of 1,511,496 shares, representing in the aggregate approximately 7.3% of the outstanding shares of Common Stock.

Falk, by virtue of the fact that he is a member of the Investment Committee for ComVest II Partners, and, as such, controls the purchase and sale of investments by ComVest Investment and ComVest II Partners, may be deemed to have indirect beneficial ownership of the Common Stock owned by ComVest Investment and ComVest II Partners. Falk has direct beneficial ownership of 68,899 shares of Common Stock and may be deemed to have indirect beneficial ownership of 1,513,496 shares of Common Stock, representing in the aggregate approximately 7.6% of the outstanding shares of Common Stock. However, Falk disclaims any indirect beneficial ownership of such Common Stock.

Priddy, by virtue of the fact that he is a member of the Investment Committee for ComVest II Partners, and, as such, controls the purchase and sale of investments by ComVest Investment and ComVest II Partners, may be deemed to have indirect beneficial ownership of the Common Stock owned by ComVest Investment and ComVest II Partners. Priddy has direct beneficial ownership of 87,844 shares of Common Stock and may be deemed to have indirect beneficial ownership of 1,527,855 shares of Common Stock, representing in the aggregate approximately 7.8% of the outstanding shares of Common Stock. However, Priddy disclaims any indirect beneficial ownership of the 1,511,496 shares of Common Stock directly beneficially owned by ComVest Investment and ComVest II Partners.

(b) ComVest Investment has the power to vote or to direct the vote and the power to dispose and to direct the disposition of 1,508,270 shares of Common Stock.

ComVest II Partners, as the managing member of ComVest Investment, and CGH, as the managing member of ComVest II Partners, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the shares of Common Stock held by ComVest Investment. Accordingly, ComVest II Partners and CGH each have the power to vote or to direct the vote and the power to dispose and to direct the disposition of 1,511,496 shares of Common Stock.

Falk and Priddy, by virtue of the fact that they are members of the Investment Committee for ComVest II Partners, the managing member of ComVest Investment, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the shares owned by ComVest Investment and ComVest II Partners. Falk has power to vote or to direct the vote and power to dispose and to direct the disposition of 1,582,395 shares of Common Stock. Priddy has power to vote or to direct the vote and power to dispose and to direct the disposition of 1,615,699 shares of Common Stock.

(c) Except for the information set forth in Item 3, which is incorporated herein by reference, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

(d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Reporting Person.

(e) On June 5, 2007, as a result of the Plan, ComVest Allegiant owns 0 shares and therefore ceased to be a beneficial owner of Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2008	ComVest Allegiant Holdings, LLC

	By:	/s/ Michael S. Falk
Michael S. Falk, a Manager

By:	/s/ Robert L. Priddy
Robert L. Priddy, a Manager

Dated: February 12, 2008	ComVest Investment Partners II, LLC

	By:	ComVest II Partners, LLC, its Managing Member

	By:	/s/ Robert L. Priddy
	Name:	Robert L. Priddy
	Title:	Managing Member

Dated: February 12, 2008	ComVest II Partners, LLC

	By:	/s/ Michael S. Falk
	Name:	Michael S. Falk
	Title:	Managing Member

Dated: February 12, 2008	ComVest Group Holdings, LLC

	By:	/s/ Michael S. Falk
	Name:	Michael S. Falk
	Title:	Chairman and Managing Member

Dated: February 12, 2008	/s/ Michael S. Falk
Michael S. Falk, individually

Dated: February 12, 2008	/s/ Robert L. Priddy
Robert L. Priddy, individually

Exhibit 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, $0.001 par value per share, of Allegiant Travel Company, a Nevada corporation. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: February 12, 2008	ComVest Allegiant Holdings, LLC

	By:	/s/ Michael S. Falk
Michael S. Falk, a Manager

By:	/s/ Robert L. Priddy
Robert L. Priddy, a Manager

Dated: February 12, 2008	ComVest Investment Partners II, LLC

	By:	/s/ Robert L. Priddy
	Name:	Robert L. Priddy
	Title:	Managing Member

Dated: February 12, 2008	ComVest II Partners, LLC

	By:	/s/ Michael S. Falk
	Name:	Michael S. Falk
	Title:	Managing Member

Dated: February 12, 2008	ComVest Group Holdings, LLC

	By:	/s/ Michael S. Falk
	Name:	Michael S. Falk
	Title:	Chairman and Managing Member

Dated: February 12, 2008	/s/ Michael S. Falk
Michael S. Falk, individually

Dated: February 12, 2008	/s/ Robert L. Priddy
Robert L. Priddy, individually